# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apartment Investment and Management Company, CIK 0000922864
CUSIP: 03748R747
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4582 South Ulster Street, Suite 1450, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001332784

## Reporting persons
- Silver Point Capital, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,759,272; sole dispositive power 0; shared dispositive power 1,759,272; aggregate amount beneficially owned 1,759,272 (1.2% of the class)
- Edward A. Mule: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,759,272; sole dispositive power 0; shared dispositive power 1,759,272; aggregate amount beneficially owned 1,759,272 (1.2% of the class)
- Robert J. O'Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,759,272; sole dispositive power 0; shared dispositive power 1,759,272; aggregate amount beneficially owned 1,759,272 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Apartment Investment and Management Company
Address of issuer's principal executive offices: 4582 South Ulster Street, Suite 1450, Denver, Colorado 80237

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mule and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the beneficial ownership of the issuer's Class A Common Stock by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. (collectively, the "Funds"). The Funds are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Messrs. Edward A. Mule and Robert J. O'Shea are each a member of Management and each has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1 Greenwich, CT 06830.
Citizenship: Silver Point is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Percent of class: The percentages provided herein are based upon 144,075,540 of the issuer's Class A Common Stock outstanding as of November 7, 2025, as disclosed in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025. As of December 31, 2025, the Reporting Persons beneficially owned 5.2% of the outstanding Class A Common Stock of the issuer. As of the date of this filing, the Reporting Persons beneficially own 1.2%
Sole power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Sole power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See response to Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

Exhibit A Joint Filing Agreement dated February 17, 2026.
Exhibit B Power of Attorney of Edward A. Mule (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).
Exhibit C Power of Attorney of Robert J. O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser, Authorized Signatory (02/17/2026)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (02/17/2026)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser, Attorney-in-fact (02/17/2026)